Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

CRH Medical Corporation (the “Company” or “CRH”)

Suite 522 – 999 Canada Place, World Trade Center

Vancouver, BC   V6C 3E1

Item 2:                                                        Date of Material Change

March 5, 2015

Item 3:                                                        News Release

The news release was disseminated on March 5, 2015 to the Toronto Stock Exchange and through Marketwired.

Item 4:                                                        Summary of Material Change

The Company announced it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 7,000,000 common shares of the Company at a price of C$3.40 per Common Share for aggregate gross proceeds to CRH of C$23,800,000.

Item 5:                                                        Full Description of Material Change

5.1                                                                               Full Description of Material Change

The Company announced it has entered into an agreement with a syndicate of underwriters led by Clarus Securities Inc., and including Bloom Burton & Co., Acumen Capital Finance Partners and Beacon Securities Ltd. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,000,000 common shares (the “Common Shares”) of the Company at a price of C$3.40 per Common Share (the “Offering Price”) for aggregate gross proceeds to CRH of C$23,800,000 (the “Offering”).

The Company has also agreed to grant the Underwriters an over-allotment option to purchase an additional 1,050,000 Common Shares at the Offering Price, exercisable in whole or in part, for a period ending 30 days following the Closing Date. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be C$27,370,000.

The Common Shares will be offered in the provinces of Alberta, British Columbia, Manitoba and Ontario by short form prospectus, and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about March 25, 2015 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Company intends to use the net proceeds from the Offering to reduce corporate indebtedness, fund future acquisitions, as well as for working capital and general corporate purposes

5.2                                                                               Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Edward Wright, Chief Executive Officer
Telephone:  604-633-1440 x1008

Item 9:                                                        Date of Report

March 6, 2015